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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING






(Check One)
[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-QSB
[ ] Form N-SAR

For Period Ended: December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SULPHCO, INC.
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Full Name of Registrant:


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Former Name if Applicable

850 SPICE ISLANDS DRIVE
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Address of Principal Executive Office (Street and Number)

SPARKS, NEVADA 89431
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City, State, Zip Code





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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant was unable to file the subject report in a timely manner because on March 31, 2006, the SEC's computer systems were blocked and overloaded by the amount of activity impacted by all of the filings being transmitted to the EDGAR system. Our SEC filing agent began trying to access the SEC computers at 3:30 pm EST on March 31, 2006, and continued to try until reconnected, which was not until after the 5:30 pm EST deadline. Therefore, the subject report was not received by the SEC until approximately 6:13 pm EST on March 31, resulting in a "filing date" of April 3, 2006. The Registrant's report was completed timely and attempts were made to transmit the files on March 31, 2006, within the prescribed time requirements. Once the SEC's systems were cleared, which was after the 5:30 pm EST deadline time, the report was able to be filed. The Registrant is applying directly to the SEC Office of Edgar Information Analysis to request that the SEC formally change the "filing date" from April 3, 2006, to March 31, 2006, as the late filing was due solely to technical problems with the SEC filing system.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this Notification

    LOREN KALMEN                     775               829-1310
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are reporting the following loss from operations and net loss in fiscal 2005,$8.47 million and $9.43 million, respectively, compared to fiscal 2004 ($3.86 million and $4.15 million, respectively, for 2004).

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                                  SULPHCO, INC.
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006                      By: /S/ LOREN KALMEN
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INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.